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950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

March 31, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kalkidan Ezra

Re:	Northern Lights Fund Trust II (the “Trust” or “Registrant”) The Trust’s Proxy Statement on Schedule 14A

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via video-call (the “Comments”) on March 14, 2025, relating to the Trust’s Proxy Statement on Schedule 14A, regarding the approval of a New Advisory Agreement and New Sub-Advisory Agreement. Defined terms used and not defined herein have the meanings given to them in the Proxy Statement.

I.	Legal Examiner’s Comments

General

Comment #1

The Staff provides the following standard comments:

a.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.
b.	Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.
c.	Please fill in all bracketed language and any placeholders prior to distribution of the proxy statement to the shareholders.

Alston & Bird LLP	www.alston.com

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d.	Please submit your response to these comments within five days of mailing the proxy statement to shareholders.

Response #1

The Registrant acknowledges the Staff’s comment and will address as requested.

Proxy Statement

Comment #2

Reference is made to the last sentence of eighth paragraph of the shareholder letter. In the appropriate section of the proxy statement, please clarify the effect of shareholders not approving the New Advisory Agreement.

Response #2

The Registrant notes that the effect of shareholders not approving the New Advisory Agreement or the New Sub-Advisory Agreement is already addressed in the Q&A section of the proxy statement as well as under “PROPOSAL 1: APPROVAL OF THE NEW ADVISORY AGREEMENT - Interim Advisory Agreement” and “PROPOSAL 2: APPROVAL OF THE NEW SUBADVISORY AGREEMENT - Interim Sub-Advisory Agreement.”

In those sections, however, the Registrant has updated the disclosure to note if Shareholders of the Fund do not ultimately approve the New Advisory Agreement or New Sub-Advisory Agreement by the end of the 150-day period, the Board will take such actions as it deems to be in the best interests of the Fund “which could include continuing to solicit approval of the New [Sub-]Advisory Agreement.”

Comment #3

Reference is made to the table of contents for the proxy statement. Please be sure to include the proxy card that will be provided to Shareholders.

Response #3

The Registrant confirms that the proxy card will be included with the proxy statement.

Comment #4

Reference is made to the last paragraph in the section “Interim Sub-Advisory Agreement” in Proposal 2, please confirm if the New Adviser will be entering into an agreement with Penserra as described.

Response #4

The Registrant has confirmed that Penserra has not requested such an agreement and that the New Adviser will not be entering into such an agreement. Accordingly, the Registrant has deleted the paragraph.

Comment #5

       Under the “New Advisory Agreement” subsection under the “Board Considerations” Section, please revise the bullet points to ensure that all information intended to be listed here is included.

Response #5

The Issuer undertakes to ensure that all missing information is included in the bullet points under the aforementioned section.

Comment #6

Under the table in Appendix A, please ensure that the total number of outstanding shares as of the record date is listed prior to distribution of the proxy statement to shareholders.

Response #6

The Issuer undertakes to include the total number of outstanding shares as of the record date under the table in Appendix A prior to distribution of the proxy statement to shareholders.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum